NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2010 Second Quarter Results

Calgary, Alberta, July 29, 2010 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported a net loss of $0.1 million or $0.01 per share for the second quarter ended June 30, 2010, compared to net income of $0.6 million or $0.04 per share earned in the second quarter ended June 30, 2009.

Financial Highlights

(millions of Cdn. $ except per share data)	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009
	Unaudited		Unaudited
Sales	$ 99.9	$ 109.1	$ 221.8	$ 249.9

Gross Profit	$ 15.6	$ 17.5	$ 35.2	$ 43.9
Gross Profit - % of sales	15.6%	16.0%	15.9%	17.6%

EBITDA (1)	$ 0.7	$ 1.7	$ 4.9	$ 11.3
EBITDA(1)% of sales	0.7%	1.6%	2.2%	4.5%

Net income (loss)	$ (0.1)	$ 0.6	$ 2.1	$ 6.6

Per share
Basic	$ (0.01)	$ 0.04	$ 0.12	$ 0.37
Diluted	$ (0.01)	$ 0.03	$ 0.12	$ 0.36

Net working capital (2)	$ 111.8	$ 137.0

Bank operating loan (2)	$ -	$ 25.3

“Second quarter demand, which declines seasonally from the first quarter due to spring breakup, showed year over year improvement in both well completions and rig counts and sales strengthened as the quarter progressed. This momentum should continue as the year progresses,” said Michael West, President and CEO.

The Company recorded a net loss for the second quarter of 2010 of $0.1 million, down $0.7 million from the second quarter of 2009. Second quarter sales are seasonally low as oilfield project activity is impacted by the spring breakup. Sales were $99.9 million, a decrease of $9.2 million (8%) from the second quarter of 2009 as a 26% increase ($17.5 million) in oilfield sales was more than offset by the absence of a $32.4 million sale of oil sands pipe in the second quarter of 2009. The rollover in tubular and other steel product prices that commenced in the second quarter of 2009, also contributed to the reduction in capital project sales and margins in the second quarter of 2010. Increased oilfield supply sales were driven by a 72% increase in industry well completions over the prior year period and by the acquisition of a western Canadian oilfield supply competitor in June 2009 (the “Oilfield Supply Acquisition”). Gross profit was down $1.9 million (11%) due to the reduction of sales combined with a 0.4% decline in average margins from the prior year period.  The highly competitive environment continues to impact margins. Selling, general and administrative expenses decreased by $1.1 million (7%) to $14.7 million for the quarter compared to the prior year period with the majority of the decrease attributable to a $0.8 million recovery of bad debts and reduced compensation and operating costs. Income taxes decreased by $0.4 million in the second quarter of 2010 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding (basic) during the second quarter decreased by 0.2 million shares (1%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company's Normal Course Issuer Bid (“NCIB”). Net loss per share (basic) was $0.01 in the second quarter of 2010, compared to net income per share of $0.04 earned in the prior year period.

Net income for the first half of 2010 was $2.1 million, down $4.5 million from the first half of 2009.  Sales were $221.8 million, a decrease of $28.1 million (11%) from the first half of 2009 as the absence of a $32.4 million sale of oil sands pipe in the second quarter of 2009 and the impact of a 3% reduction in year to date industry well completions more than offset incremental sales contributed by the Oilfield Supply Acquisition. The rollover of tubular and other steel product prices contributed to the reduction in capital project sales and margins compared to the prior year period. Gross profit was down $8.7 million (20%) due to the reduction of sales combined with a 1.7% decline in average margins from the prior year period. The highly competitive environment continues to impact margins. Selling, general and administrative expenses decreased by $2.3 million (7%) to $30.3 million for the first half of the year due to a $0.8 million recovery of amounts previously written off to bad debts and reduced compensation and operating costs. Income taxes decreased by $2.1 million in the first half of 2010 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding (basic) during the second quarter decreased by 0.3 million shares (2%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company's NCIB. Net income per share (basic) was $0.12 in the first half of 2010, compared to $0.37 earned in the first half of 2009.

Business Outlook

Oil and gas industry activity in 2010 is expected to increase modestly from the decade-low levels experienced in 2009.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan.  The reduction in Alberta royalty rates announced during the second quarter is expected to result in improved drilling economics and industry activity. Industry well completions, which drive demand for the Company's capital project related products, have begun to accelerate in response to the significant increase in average rig count activity compared to the prior year period. Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets.  Approximately 50% to 60% of the Company's total sales are driven by our customer's capital expenditure requirements.  CE Franklin's revenues are expected to increase modestly in the second half of 2010 due to increased oil and gas industry activity and the expansion of the Company's product lines.

The oilfield supply industry continues to work off excess inventories, complicated by product deflation in certain product lines that will support continued aggressive price competition and lower realized gross profit margins.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company's strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

 (1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company's expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company's expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company's expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income, as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the Company's Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets excluding cash, less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan. Net working capital and bank operating loan are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its second quarter 2010 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company's profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2010 second quarter results, which is open to the public, will be held on Friday, July 30, 2010 at 11:00 a.m. Eastern Time (9:00a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-800-642-1687 and entering the Passcode of 83905559 and may be accessed until midnight Wednesday, August 13, 2010.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3126420 and will be available on the Company's website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 49 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com

Management's Discussion and Analysis at July 29, 2010

The following Management's Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.'s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin. This discussion should be read in conjunction with the Company's interim consolidated financial statements for the three and six month period ended June 30, 2010, the interim consolidated financial statements and MD&A for the three month period ended March 31, 2010 and the MD&A and the consolidated financial statements for the year ended December 31, 2009. All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except otherwise noted.

Overview

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 49 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company's branch operations service over 3,000 customers by providing the required materials where and when they are needed, and for the best value.  Our branches, supported by our centralized Distribution Centre in Edmonton, Alberta, stock over 25,000 stock keeping units sourced from over 2,000 suppliers.  This infrastructure enables us to provide our customers with the products they need on a same day or over-night basis.  Our centralized inventory and procurement capabilities allow us to leverage our scale to enable industry leading hub and spoke purchasing and logistics capabilities. Our branches are also supported by services provided by the Company's corporate office in Calgary, Alberta including sales, marketing, product expertise, logistics, invoicing, credit and collection and other business services.

The Company's shares trade on the TSX (“CFT”) and NASDAQ (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns approximately 55% of the Company's shares.

Business Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Expand the reach and market share serviced by the Company's distribution network.  The Company is focusing its sales efforts and product offering on servicing complex, multi-site needs of large and emerging customers in the energy sector.  Organic growth is expected to be complemented by selected acquisitions.

•

Expand production equipment service capability to capture more of the product life cycle requirements for the equipment the Company sells such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management. This is expected to differentiate the Company's service offering from its competitors and deepen relationships with its customers.

•

Expand oil sands and industrial project and Maintenance, Repair and Operating supplies (“MRO”) business by leveraging our existing supply chain infrastructure, product and project expertise.

Business Outlook

Oil and gas industry activity in 2010 is expected to increase modestly from the decade-low levels experienced in 2009.  Natural gas prices remain depressed as North American production capacity and inventory levels currently dominate demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan.  The reduction in Alberta royalty rates announced during the second quarter is expected to result in improved drilling economics and industry activity. Industry well completions, which drive demand for the Company's capital project related products, have begun to accelerate in response to the significant increase in average rig count activity compared to the prior year period. Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets.  Approximately 50% to 60% of the Company's total sales are driven by our customer's capital expenditure requirements.  CE Franklin's revenues are expected to increase modestly in the second half of 2010 due to increased oil and gas industry activity and the expansion of the Company's product lines.

The oilfield supply industry continues to work off excess inventories, complicated by product deflation in certain product lines that will support continued aggressive price competition and lower realized gross profit margins.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company's strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

Second Quarter Operating Results

The following table summarizes CE Franklin's results of operations:

(In millions of Cdn. Dollars except per share data and may not add due to rounding to millions)
	Three Months Ended June 30				Six Months Ended June 30
	2010		2009		2010		2009
Sales	99.9	100.0%	109.1	100.0%	221.8	100.0%	249.9	100.0%
Cost of Sales	(84.3)	(84.4)%	(91.6)	(84.0)%	(186.6)	(84.1)%	(206.0)	(82.4)%
Gross profit	15.6	15.6%	17.5	16.0%	35.2	15.9%	43.9	17.6%

Selling, general and administrative expenses	(14.7)	(14.7)%	(15.8)	(14.5)%	(30.3)	(13.7)%	(32.6)	(13.0)%
Foreign exchange and other	(0.2)	0.2%	0.0	0.0%	(0.1)	0.1%	0.0	0.0%
EBITDA(1)	0.7	1.1%	1.7	1.6%	4.9	2.2%	11.3	4.5%
Amortization	(0.6)	(0.6)%	(0.6)	(0.5)%	(1.2)	(0.5)%	(1.1)	(0.4)%
Interest	(0.2)	(0.2)%	(0.1)	(0.1)%	(0.4)	(0.2)%	(0.4)	(0.2)%
Income (loss) before taxes	(0.1)	0.3%	1.0	0.9%	3.2	1.5%	9.8	3.9%
Income tax expense	0.0	0.0%	(0.4)	(0.4)%	(1.1)	(0.5)%	(3.2)	(1.3)%
Net income (loss)	(0.1)	0.3%	0.6	0.5%	2.1	1.0%	6.6	2.6%

Net income per share
Basic	$ (0.01)		$ 0.04		$ 0.12		$ 0.37
Diluted	$ (0.01)		$ 0.03		$ 0.12		$ 0.36

Weighted average number of shares outstanding (000's)
Basic	17,514		17,707		17,546		17,871
Diluted	17,785		18,151		17,818		18,189

(1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company's expenses because the Company borrows money to finance its working capital and capital income taxes. Amortization expense is a necessary component of the Company's expenses because the Company is required to pay cash equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net incomes, as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the table above. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Second Quarter Results

The Company recorded a net loss for the second quarter of 2010 of $0.1 million, down $0.7 million from the second quarter of 2009. Second quarter sales are seasonally low as oilfield project activity is impacted by the spring breakup. Sales were $99.9 million, a decrease of $9.2 million (8%) from the second quarter of 2009 as a 26% increase ($17.5 million) in oilfield sales was more than offset by the absence of a $32.4 million sale of oil sands pipe in the second quarter of 2009. The rollover in tubular and other steel product prices that commenced in the second quarter of 2009, also contributed to the reduction in capital project sales and margins in the second quarter of 2010. Increased oilfield supply sales were driven by a 72% increase in industry well completions over the prior year period and by the acquisition of a western Canadian oilfield supply competitor in June 2009 (the “Oilfield Supply Acquisition”). Gross profit was down $1.9 million (11%) due to the reduction of sales combined with a 0.4% decline in average margins from the prior year period.  The highly competitive environment continues to impact margins. Selling, general and administrative expenses decreased by $1.1 million (7%) to $14.7 million for the quarter compared to the prior year period with the majority of the decrease attributable to a $0.8 million recovery of bad debts and reduced compensation and operating costs. Income taxes decreased by $0.4 million in the second quarter of 2010 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding (basic) during the second quarter decreased by 0.2 million shares (1%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company's Normal Course Issuer Bid (“NCIB”). Net loss per share (basic) was $0.01 in the second quarter of 2010, compared to net income per share of $0.04 earned in the prior year period.

Year to date Results

Net income for the first half of 2010 was $2.1 million, down $4.5 million from the first half of 2009.  Sales were $221.8 million, a decrease of $28.1 million (11%) from the first half of 2009 as the absence of a $32.4 million sale of oil sands pipe in the second quarter of 2009 and the impact of a 3% reduction in year to date industry well completions more than offset incremental sales contributed by the Oilfield Supply Acquisition. The rollover of tubular and other steel product prices contributed to the reduction in capital project sales and margins compared to the prior year period. Gross profit was down $8.7 million (20%) due to the reduction of sales combined with a 1.7% decline in average margins from the prior year period. The highly competitive environment continues to impact margins. Selling, general and administrative expenses decreased by $2.3 million (7%) to $30.3 million for the first half of the year due to a $0.8 million recovery of amounts previously written off to bad debts and reduced compensation and operating costs. Income taxes decreased by $2.1 million in the first half of 2010 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding (basic) during the second quarter decreased by 0.3 million shares (2%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company's NCIB. Net income per share (basic) was $0.12 in the first half of 2010, compared to $0.37 earned in the first half of 2009.

Sales

Sales for the second quarter ended June 30, 2010, were $99.9 million, down 8% from the quarter ended June 30, 2009, as detailed above in the “Second Quarter results” discussion.

(in millions of Cdn. $)
	Three months ended June 30				Six months ended June 30
	2010		2009		2010		2009
End use sales demand	$	%	$	%	$	%	$	%
Capital projects	54.3	54	63.7	58	115.8	52	151.2	60
Maintenance, repair and operating supplies (MRO)	45.6	46	45.4	42	106.0	48	98.7	40
Total Sales	99.9	100	109.1	100	221.8	100	249.9	100

Note: Capital project end use sales are defined by the Company as consisting of the tubular and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The relative level of oil and gas commodity prices are a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  Well completion, rig count and commodity price information for the three and six month periods ended June 30, 2010 and 2009 are provided in the table below.

	Q2 Average		%	YTD Average		%
	2010	2009	change	2010	2009	change
Gas - Cdn. $/gj (AECO spot)	$ 3.91	$ 3.46	13%	$ 4.42	$ 4.19	5%
Oil - Cdn. $/bbl (synthetic crude)	$ 78.07	$ 67.42	16%	$ 80.28	$ 61.87	30%
Average rig count	165	95	74%	300	207	45%
Well completions:
Oil	1,077	422	155%	2,432	1,376	77%
Gas	1,120	852	31%	2,611	3,845	(32)%
Total well completions	2,197	1,274	72%	5,043	5,221	(3)%

Average statistics are shown except for well completions.

 Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – CAODC; well completion data – Daily Oil Bulletin

Sales of capital project related products were $54.3 million in the second quarter of 2010, down 15% ($9.4 million) from the second quarter of 2009 due to the absence of a $32.4 million oil sands pipe sale in the second quarter of 2009, partially offset by increased oilfield capital project sales due to increased industry well completions. Total well completions increased by 72% in the second quarter of 2010 and the average working rig count increased by 74% compared to the prior year period. Gas wells comprised 51% of the total wells completed in western Canada in the second quarter of 2010 compared to 67% in the second quarter of 2009. Spot gas prices ended the second quarter at $3.72 per GJ (AECO), a decrease of 5% from second quarter average prices.  Oil prices ended the second quarter at $78.15 per bbl (Synthetic Crude), consistent with second quarter average prices. Depressed gas prices are expected to continue to negatively impact gas drilling activity over the remainder of 2010, which in turn is expected to constrain demand for the Company's products.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales. MRO product sales for the quarter ended June 30, 2010 were $45.6 million consistent with $45.4 million in the quarter ended June 30, 2009 and comprised 46% of the Company's total sales.

The Company's strategy is to grow profitability by focusing on its core western Canadian oilfield product distribution business, complemented by an increase in the product life cycle services provided to its customers and the focus on the emerging oil sands capital project and MRO sales opportunities. Sales results of these initiatives to date are provided below:

	Q2 2010		Q2 2009		YTD 2010		YTD 2009
Sales ($millions)	$	%	$	%	$	%	$	%
Oilfield	85.6	86	68.1	63	188.4	85	194.4	78
Oil sands	10.9	11	38.6	35	26.1	12	51.0	20
Production services	3.4	3	2.4	2	7.3	3	4.5	2
Total sales	99.9	100	109.1	100	221.8	100	249.9	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $85.6 million for the second quarter of 2010, up 26% from the second quarter of 2009. This increase was driven by the 72% increase in well completions compared to the prior year period and by sales contributed by the Oilfield Supply Acquisition which comprised approximately 9% of second quarter 2010 oilfield sales.

Sales to oil sands end use applications were $10.9 million in the second quarter, a decrease of $27.7 million (72%) as the second quarter of 2009 included a $32.4 million oil sands pipe sale that did not repeat in the second quarter of 2010. The Company continues to position its sales focus, Distribution Centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products.

Production service sales were $3.4 million in the second quarter of 2010, an increase of $1.0 million compared to sales in the second quarter of 2009, reflecting improved oil production economics resulting in increased customer maintenance activities that were deferred in 2009.

Gross Profit

	Q2 2010	Q2 2009	YTD 2010	YTD 2009

Gross profit (millions)	$ 15.6	$ 17.5	$ 35.2	$ 43.9
Gross profit margin as a % of sales	15.6%	16.0%	15.9%	17.6%

Gross profit composition by product sales category:
Tubulars	2%	2%	2%	7%
Pipe, flanges and fittings	30%	37%	29%	36%
Valves and accessories	19%	20%	19%	18%
Pumps, production equipment and services	13%	11%	13%	11%
General	36%	30%	37%	28%
Total gross profit	100%	100%	100%	100%

Gross profit was $15.6 million in the second quarter of 2010, down $1.9 million (11%) from the second quarter of 2009 due to the 8% decline in sales combined with lower gross profit margins. Gross profit margins declined from 16.0% in the second quarter of 2009 to 15.6% in the second quarter of 2010. Reduced pipe, flange and fittings gross profit composition in the second quarter of 2010 reflect the absence of a large oil sands pipe sale in the prior year period.  The increase in general products gross profit composition reflects the increase in MRO end use sales mix to 46% of total sales in the quarter, compared to 42% in the prior year period. Lower year to date tubular gross profit composition reflects the rollover of tubular prices and margins that commenced in the second quarter of 2009.

Selling, General and Administrative (“SG&A”) Costs

($millions)	Q2 2010		Q2 2009		YTD 2010		YTD 2009
	$	%	$	%	$	%	$	%
People costs	8.7	59	8.7	55	17.6	58	18.8	57
Facility and office costs	3.4	7	3.4	11	6.9	9	6.7	11
Selling costs	1.0	23	1.8	22	2.7	23	3.5	21
Other	1.6	11	1.9	12	3.1	10	3.6	11
SG&A costs	14.7	100	15.8	100	30.3	100	32.6	100
SG&A costs as % of sales	15%		14%		14%		13%

SG&A costs decreased $1.1 million (7%) in the second quarter of 2010 from the prior year period and represented 15% of sales compared to 14% in the prior year period. The majority of the $1.1 million decrease in expenses was attributable to an $0.8 million reduction in selling costs resulting from the recovery of accounts receivable previously written off to bad debts in the third quarter of 2009 and Oilfield Supply Acquisition integration costs of $0.3 million in the previous year period. The expansion of the Company's branch network from 44 to 49 branches resulting from the Oilfield Supply Acquisition increased SG&A costs by approximately $0.5 million in the second quarter compared to the prior year period, offset by reduced compensation and operating costs.

Amortization Expense

Amortization expense of $0.6 million in the second quarter of 2010 was comparable to the second quarter of 2009.

Interest Expense

Interest expense of $0.2 million in the second quarter of 2010 was comparable to the second quarter of 2009.

Foreign Exchange (Gain) Loss

Foreign exchange losses on United States dollar denominated product purchases and net working capital liabilities were $0.2 million in the second quarter of 2010 and were nominal in the second quarter of 2009.

Income Tax Expense

The Company's effective tax rate for the second quarter of 2010 was 2% compared  to 37.5% in the second quarter of 2009 due to minimal profitability compared to the prior year period. Substantially all of the Company's tax provision is currently payable.

Summary of Quarterly Financial Data

The selected quarterly financial data is presented in Canadian dollars and in accordance with Canadian GAAP. This information is derived from the Company's unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2008	2008	2009	2009	2009	2009	2010	2010

Sales	$ 149.3	$ 161.2	$ 140.7	$ 109.1	$ 94.1	$ 93.0	$ 121.9	$ 99.9

Gross profit	27.8	33.9	26.4	17.5	17.4	15.3	19.7	15.6
Gross profit %	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA	9.1	14.3	9.6	1.7	0.5	0.6	4.1	0.7
EBITDA as a % of sales	0.1%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income (loss)	5.7	8.8	6.0	0.6	0.2	(0.5)	2.2	(0.1)
Net income (loss) as a % of sales	0.0%	0.1%	0.0%	0.0%	0.0%	(0.0%)	0.0%	(0.0%)

Net income (loss) per share
Basic	$ 0.31	$ 0.48	$ 0.33	$ 0.04	$ 0.01	($0.03)	$ 0.13	($0.01)
Diluted	$ 0.31	$ 0.47	$ 0.33	$ 0.03	$ 0.01	($0.03)	$ 0.12	($0.01)

Net working capital(1)	123.1	142.8	153.2	137.0	131.1	136.6	113.9	111.8
Bank operating loan(1)	20.9	34.9	40.2	25.3	21.3	26.5	1.1	0.0

Total well completions	4,392	6,971	3,947	1,274	1,468	1,576	2,846	2,197

(1)Net working capital and bank operating loan amounts are as at quarter end.

The Company's sales levels are affected by weather conditions. As warm weather returns in the spring each year, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company. Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in sales typically out paces the decline in SG&A costs as the majority of the Company's SG&A costs are fixed in nature. Net working capital (defined as current assets excluding cash, less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

Liquidity and Capital Resources

The Company's primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances. Cash flow from operating activities and the Company's revolving term credit facility are used to finance the Company's net working capital, capital expenditures and acquisitions.

As at June 30, 2010, there were no borrowings under the Company's bank operating loan, a decrease of $26.5 million from December 31, 2009. The Company had cash of $0.9 million at June 30, 2010 (2009 – nil). Borrowing levels have decreased since December 31, 2009 due to the Company generating $4.2 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $25.1 million reduction in net working capital. This was offset by $0.5 million in capital and other expenditures, $0.2 million for the settlement of share obligations and $1.2 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company's NCIB.

As at June 30, 2009, borrowings under the Company's bank operating loan were $25.3 million, a decrease of $9.6 million from December 31, 2008. Borrowing levels decreased due to the Company generating $8.8 million in cash flow from operating activities, before net changes in non-cash working capital balances and a $13.1 million reduction in net working capital. This was offset by $1.6 million in capital and other expenditures, $8.1 million related to the Oilfield Supply Acquisition and $2.6 million for the purchase of shares to resource stock compensation obligations and the repurchase of shares under the Company's NCIB.  The remaining $3.2 million acquisition cost payable was paid in the third quarter of 2009.

Net working capital was $111.8 million at June 30, 2010, a decrease of $24.8 million from December 31, 2009. Accounts receivable decreased by $5.7 million (9%) to $61.7 million at June 30, 2010 from December 31, 2009 due mainly to a 13% improvement in Days Sales Outstanding (“DSO”). DSO in the second quarter of 2010 was 52 days compared to 60 days in the fourth quarter of 2009 and 44 days in the second quarter of 2009. The DSO performance in the second quarter of 2009 was positively impacted by the Oilfield Supply Acquisition as no receivables were acquired with the business. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance. Inventory decreased by $7.3 million (7%) at June 30, 2010 from December 31, 2009. Inventory turns for the second quarter of 2010 were improved to 3.5 turns compared to 3.0 turns in the fourth quarter of 2009 and 3.1 turns in the second quarter of 2009. Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance. The Company continues to adjust its investment in inventory to align with anticipated industry activity levels and supplier lead times in order to improve inventory turnover efficiency. Accounts payable and accrued liabilities increased by $8.8 million (23%) to $47.3 million at June 30, 2010 from December 31, 2009, responsive to increased purchasing and sales levels.

Capital expenditures in the second quarter of 2010 were $0.3 million, a reduction of $0.7 million compared to the prior year period. The majority of the capital expenditures in both periods were directed towards branch facility expansions.

 On July 8, 2010, a new $60.0 million revolving term bank credit facility was entered into. The credit facility matures in July 2013 and provides lower borrowing costs and improved covenant flexibility. Previously the Company had a $60 million, 364 day bank operating facility. The maximum amount available to borrow under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories.  Under the terms of the Credit Facility, the Company must maintain the ratio of its debt to debt-plus-equity at less than 40% (Nil at June 30, 2010) and coverage of net operating free cash flow as defined in the Credit Facility agreement over interest expense for the trailing 12 month period of greater than 1.25 times (5.4 times at June 30, 2010).  The Credit Facility contains certain other covenants, which the Company is in compliance with.

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2009.

Capital Stock

As at June 30, 2010 and 2009, the following shares and securities convertible into shares were outstanding:

(millions)	June 30, 2010	June 30, 2009
	Shares	Shares
Shares outstanding	17.4	17.7
Stock options	1.2	1.2
Share unit plan obligations	0.6	0.5
Shares outstanding and issuable	19.2	19.4

The weighted average number of shares outstanding during the second quarter of 2010 was 17.5 million, a decrease of 0.2 million shares from the prior year's second quarter due principally to the purchases of common shares under its NCIB and to resource share unit plan obligations. The diluted weighted average number of shares outstanding was 17.8 million, a decrease of 0.3 million shares from the prior year's second quarter.

The Company has established an independent trust to purchase common shares of the Company on the open market to resource share unit plan obligations. During the three and six month periods ended June 30, 2010, 92,500 and 129,300 common shares were acquired by the trust at an average cost per share of $6.85 and $6.83 respectively. (Three and six months ended June 30, 2009 – 25,000 and 75,000 at an average cost per share of $5.68 and $5.23 respectively). As at June 30, 2009, the trust held 448,581 shares (June 30, 2009 – 366,087 shares).

On December 23, 2009, the Company announced the renewal of the NCIB, to purchase up to 880,000 common shares representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010. As at June 30, 2010, the Company had purchased 49,278 shares at an average cost of $6.61 per share (June 30, 2009 – 454,848 shares at an average cost of $4.98 per share).

The Company settles exercises of stock options through payment of cash in order to manage share dilution while resourcing its long term incentive plan on a tax efficient basis. As a result, the Company's stock option obligations (subject to vesting) are classified as a current liability (June 30, 2010 - $1.6 million) based on the positive difference between the Company's closing stock price at period end and the underlying option exercise price. The offset to the generation of the current liability is contributed surplus, up to the cumulative expensed Black Scholes valuation, and compensation expense for the excess of the intrinsic value over the cumulative expensed Black Scholes value. The liability is marked to market at each period end, with any adjustment allocated to the relevant account as detailed above. On March 4, 2010, the federal government introduced its 2010 budget which contained provisions which if enacted, could result in future stock option settlement payments no longer being deductible by the Company for tax purposes.  This would result in the accounting write off of approximately $0.4 million of related future tax assets. No accounting recognition will be made until such time and to the extent that proposed changes to the deductibility of stock option payments for tax purposes has been substantively enacted.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2009. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

There have been no changes to accounting policies since December 31, 2009.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that the basis for financial reporting by Canadian publicly accountable enterprises will change from Canadian GAAP to IFRS effective for January 1, 2011, including the preparation and reporting of one year of comparative figures. This change is part of a global shift to provide consistency in financial reporting in the global marketplace.

Project Structure and Governance

A Steering Committee has been established to provide leadership and guidance to the project team, assist in developing accounting policy recommendations and ensure there is adequate resources and training available. Management provides status updates to the Audit Committee on a quarterly basis.

Resources and Training

CE Franklin's project team has been assembled and has developed a detailed workplan that includes training, detailed Canadian GAAP to IFRS analysis, technical research, policy recommendations and implementation. The project team completed initial training and ongoing training will continue through the project as required. The Company's Leadership Team and the Audit Committee have also participated in IFRS awareness sessions.

IFRS Progress

The project team is advanced in its assessment of the differences between Canadian GAAP and IFRS. A risk based approach has been used to identify significant differences based on possible financial impact and complexity. No accounting policy differences have been identified to date that would give rise to significant differences between Canadian GAAP and IFRS. Similarly, there have been no significant information system change requirements identified in order to adopt IFRS. The project team is currently assessing changes to financial statement presentation, disclosure and related internal controls over financial reporting that will be required to adopt IRFS. There are a number of IFRS standards in the process of being amended by the International Accounting Standards Board and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

At this stage in the project, CE Franklin cannot reasonably determine the full impact that adopting IFRS would have on its financial position and future results.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with Canadian GAAP in its financial statements. The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the six months ended June 30, 2010 that have materially affected or are reasonably likely to materially affect the ICFR. No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks including risks arising from transactions that are entered into the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions since year ended December 31, 2009 have occurred that would materially change the information disclosed in the Company's Form 20F.

Forward Looking Statements

The information in the MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk Factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•

forecasted oil and gas industry activity levels in 2010 and beyond;

•

planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

•

the Company's future financial condition or results of operations and future revenues and expenses;

•

the Company's business strategy and other plans and objectives for future operations;

•

fluctuations in worldwide prices and demand for oil and gas;

•

fluctuations in the demand for the Company's products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company's actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue. CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstance after the date of filing this MD&A, except as required by law.

Additional Information

Additional information relating to CE Franklin, including its second quarter 2010 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F/ Annual Information Form, is available under the Company's profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	June 30	December 31
(in thousands of Canadian dollars)	2010	2009
Assets

Current assets
Cash	962	-
Accounts receivable	61,706	67,443
Inventories	95,321	102,669
Other	2,093	4,960
	160,082	175,072

Property and equipment	9,807	10,517
Goodwill	20,570	20,570
Future income taxes (note 5)	1,428	1,457
Other	270	339
	192,157	207,955

Liabilities

Current liabilities
Bank operating loan (note 6)	-	26,549
Accounts payable and accrued liabilities	47,319	38,489
	47,319	65,038

Long term debt	290	290
	47,609	65,328

Shareholders* Equity
Capital stock	22,637	23,284
Contributed surplus	17,908	17,184
Retained earnings	104,003	102,159
	144,548	142,627
	192,157	207,955

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended			Six months ended

(in thousands of Canadian dollars except shares and per share amounts)	June 30	June 30	December 31	December 31	June 30	June 30
	2010	2009	2009	2008	2010	2009

Sales	99,905	109,125	437,027	547,429	221,784	249,865
Cost of sales	84,335	91,630	360,370	439,760	186,554	206,002
Gross profit	15,570	17,495	76,657	107,669	35,230	43,863

Other expenses
Selling, general and administrative expenses	14,700	15,782	64,226	71,587	30,304	32,642
Amortization	618	586	2,535	2,367	1,235	1,141
Interest expense	191	154	915	1,031	431	347
Foreign exchange (gain)/loss	161	(30)	37	242	85	(29)
	15,670	16,492	67,713	75,227	32,055	34,101

Income (loss) before income taxes	(100)	1,003	8,944	32,442	3,175	9,762

Income tax expense (recovery) (note 5)
Current	61	529	2,894	10,474	1,076	3064
Future	(59)	(153)	(258)	221	(6)	69
	2	376	2,636	10,695	1,070	3,133

Net income (loss) and comprehensive income (loss)	(102)	627	6,308	21,747	2,105	6,629

Net income (loss) per share (note 4)
Basic	(0.01)	0.04	0.36	1.19	0.12	0.37
Diluted	(0.01)	0.03	0.35	1.17	0.12	0.36

Weighted average number of shares outstanding (000's)
Basic	17,514	17,707	17,750	18,255	17,546	17,871
Diluted (note 4(e))	17,785	18,151	17,953	18,561	17,818	18,189

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars)	2010	2009	2010	2009

Cash flows from operating activities
Net income for the period	(102)	627	2,105	6,629
Items not affecting cash -
Amortization	618	586	1,235	1,141
Future income tax expense (recovery)	(59)	(153)	(6)	69
Stock based compensation expense	418	676	792	983
Other	189	(75)	113	(74)
	1,064	1,661	4,239	8,748
Net change in non-cash working capital balances
related to operations -
Accounts receivable	13,144	33,529	5,737	43,395
Inventories	(5,442)	6,669	7,348	11,559
Other current assets	(731)	(255)	1,966	7,747
Accounts payable and accrued liabilities	(4,682)	(15,983)	9,099	(45,368)
Income taxes payable / receivable	(62)	(565)	948	(4,190)
	3,291	25,056	29,337	21,891

Cash flows (used in)/ from financing activities
Decrease in bank operating loan	(1,078)	(14,887)	(26,549)	(9,680)
Issuance of capital stock- Stock options exercised	19	48	19	166
Settlement of share unit obligations	(178)	-	(178)	-
Purchase of capital stock through normal course issuer bid	(131)	(881)	(326)	(2,266)
Purchase of capital stock in trust for Share Unit Plans	(634)	(141)	(883)	(394)
	(2,002)	(15,861)	(27,917)	(12,174)

Cash flows used in investing activities
Purchase of property and equipment	(327)	(1,070)	(458)	(1,592)
Business acquisition (note 2)	-	(8,125)	-	(8,125)
Proceeds from disposition	0	-	0	-
	(327)	(9,195)	(458)	(9,717)

Change in cash and cash equivalents during the period	962	-	962	-

Cash and cash equivalents at the beginning of the period	-	-	-	-

Cash and cash equivalents at the end of the period	962	-	962	-

Cash paid during the period for:
Interest	191	154	431	347
Income taxes	240	1,094	240	7,254

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders' Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2008	18,094	22,498		18,835		97,990		139,323

Normal Course Issuer Bid (note 4 (d))	(455)	(595)		-		(1,671)		(2,266)
Stock based compensation (notes 4 (a) and (b))	-	-		983		-		983
Stock options excercised (note 4 (a))	55	248		(82)		-		166
Purchase of shares in trust for Share Unit Plans (note 4 (c))	(75)	(394)		-		-		(394)
Share Units exercised (note 4 (b))	53	980		(980)		-		-
Net income	-	-		-		6,629		6,629
Balance - June 30, 2009	17,672	22,737		18,756	0	102,948		144,441

Balance - December 31, 2009	17,581	23,284		17,184		102,159		142,627
Normal Course Issuer Bid (note 4 (d))	(49)	(65)		-		(261)		(326)
Stock based compensation (notes 4 (a) and (b))	-	-		1,183		-		1,183
Purchase of shares in trust for Share Unit Plans (note 4 (c))	(129)	(883)		-		-		(883)
Share Units exercised (note 4 (b))	38	281		(281)		-		-
Options exercised from treasury	3	20		-				20
Deferred stock unit exercise	-	-		(178)				(178)
Net income	-	-		-		2,105		2,105
Balance - June 30, 2010	17,444	22,637	-	17,908	-	104,003	-	144,548

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd's (the “Company”) annual consolidated financial statements for the year ended December 31, 2009.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2009, but do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for annual financial statements.

Recent Canadian GAAP pronouncements include CICA section 1582- Business Combinations, CICA section 1601 – Consolidated Financial Statements and CICA section 1602 – Non- Controlling interests. The overall objective of the standards issued is to update the standards pertaining to business combinations and allow convergence with International Financial Reporting Standards by January 1, 2011. The adoption of these standards is expected to have no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

The Company's sales typically peak in the first quarter when oil and gas drilling activity is at its highest levels. Sales then seasonally decline through the second and third quarters, rising again in the fourth quarter when preparation for the next drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2- Business Combinations

On June 1st 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million post closing adjustments related principally to inventory reductions.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition and allocated the consideration paid as follows:

Cash consideration paid	11,286

Net assets acquired:
Inventory	10,462
Property, equipment and other	824
11,286

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory net realizable value expense was recognized in the three and six months period ending June 30, 2010 of $305,000 and $610,000 respectively (2009 – nil and $945,000 respectively). As at June 30, 2010 and December 31, 2009, the Company had recorded inventory valuation reserves of $5.6 million and $6.3 million respectively.

During the three and six months ended June 30, 2010, inventory valuation reserves of $0.2 million and $0.4 million respectively were reversed.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Note 4 – Share Data

At June 30, 2010, the Company had 17.4 million common shares, 1.2 million stock options and 0.6 million share units outstanding.

a)

Stock options

Option activity for each of the six month periods ended June 30 was as follows:

000's	2010	2009

Outstanding at January 1	1,195	1,294
Granted	-	-
Exercised	(15)	(55)
Forfeited	(7)	(33)
Outstanding at June 30	1,173	1,206

Exercisable at June 30	870	757

There were no options granted during the three and six month periods ended June 30, 2010 and June 30, 2009.

During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company's stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company's closing stock price at period end and the underlying option exercise price. As at June 30, 2010, the Company's accrued stock option liability was $1,642,000. As the stock option obligations are now recorded as a liability on the Company's balance sheet, stock options are no longer included in the calculation of the diluted number of shares outstanding (note 4(e)).

Stock option compensation expense recorded in the three and six month period ended June 30, 2010 was $117,000 (2009 - $177,000) and $171,000 (2009 - $355,000) respectively. Stock option compensation expense is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

b)

Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSU's, PSU's and DSU's are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSU's and PSU's are granted to the Company's officers and employees and vest one third per year over the three year period from the date of grant.  DSU's are granted to the independent members of the Company's Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. Share Unit Plan activity for the six month periods ended June 30 was as follows:

000's	2010			Total	2009			Total
	RSU	PSU	DSU		RSU	PSU	DSU
Outstanding at January 1	223	53	98	374	161	-	70	231
Granted	139	132	29	300	176	161	28	365
Exercised	(33)	(7)	(26)	(66)	(53)	-	-	(53)
Forfeited	(3)	(1)	0	(4)	-	-	-	-
Outstanding at June 30	326	177	101	604	284	161	98	543

Exercisable at June 30	89	15	101	205	112	-	98	210

Share Unit Plan compensation expense recorded in the three and six month periods ended June 30, 2010, were $301,000 (2009- $501,000) and $621,000 (2009 -$628,000).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

c)

The Company's intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open-market. The trust is considered to be a variable interest entity and is consolidated in the Company's financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three and six month periods ended June 30, 2010, 92,500 and 129,300 common shares were acquired respectively, by the trust (2009 – 25,000 and 75,000) at a cost of $633,000 for the three month period and $883,000 for the six month period.

d)

Normal Course Issuer Bid (“NCIB”)

On December 23, 2009, the Company announced the renewal of the NCIB to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010. As at June 30, 2010, the Company purchased 49,278 shares (2009- 454,848) at an average cost of $6.61 per share (2009- $4.98) for an aggregate cost of $326,000 (2009- $2,266,000).

e)

Reconciliation of weighted average number of diluted common shares outstanding (in 000's)

The following table summarizes the common shares in calculating net earnings per share.

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Weighted average common shares outstanding- basic	17,514	17,707	17,546	17,871
Effect of Stock options (note 4(a))	-	219	-	156
Effect of Share Unit Plans	271	225	273	162
Weighted average common shares outstanding- diluted	17,785	18,151	17,818	18,189

Note 5 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Six Months Ended
	June 30				June 30
	2010	%	2009	%	2010	%	2009	%

Income (loss) before income taxes	(100)		1,003		3,175		9,762
Income taxes calculated at expected rates	(29)	2,850.0	294	29.3	905	2,850.4	2,859	29.3
Non-deductible items	28	(28.0)	(7)	(0.7)	55	1.7	158	1.6
Share based compensation	55	(55.0)	14	1.4	130	4.1	30	0.3
Adjustments on filing returns & other	(53)	52.5	75	7.5	(20)	(0.6)	86	0.9
	2.0	(2.0)	376	37.5	1,070	33.7	3,133	32.1

As at June 30, 2010 included in other current assets are income taxes receivable of $111,000 (December 31, 2009 – $1,029,000).

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

	June 30	December 31
	2010	2009
Assets
Property and equipment	883	852
Share based compensation	870	856
Other	126	127
	1,879	1,835
Liabilities
Goodwill and other	451	378
Net future income tax asset	1,428	1,457

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 6- Capital Management

The Company's primary source of capital is its shareholders' equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, revolving term bank credit facility (the “Credit Facility') that is used to finance its net working capital and general corporate requirements. The Credit Facility was entered into on July 8, 2010 and matures in July, 2013.  Previously, the Company had a $60 million, 364 day bank operating borrowing facility.

The maximum amount available to borrow under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories.  Under the terms of the Credit Facility, the Company must maintain the ratio of its debt to debt-plus-equity at less than 40% (0% at June 30, 2010) and coverage of net operating free cash flow as defined in the Credit Facility agreement over interest expense for the trailing 12 month period of greater than 1.25 times (5.4 times at June 30, 2010).  The Credit Facility contains certain other covenants, which the Company is in compliance with.  In management's opinion, the Company's available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.

Note 7 – Financial Instruments and Risk Management

a)

Fair Values

The Company's financial instruments recognized on the consolidated balance sheet consist of cash, accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At June 30, 2010, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

Credit Risk

A substantial portion of the Company's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the six months ended June 30, 2010 and June 30, 2009 was as follows:

As at June 30	2010	2009
Opening balance	2,335	2,776
Write-offs	277	680
Recoveries	(883)	(1,105)
Increase during period	35	112
Closing balance	1,764	2,463

Included in the June 30, 2010 change in provision for credit losses are recoveries of $675,000 for items previously provided for (2009 – nil).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Trade receivables outstanding greater than 90 days were 8% of total trade receivables as at June 30, 2010 (2009 – 13%).

c)

Market Risk

The Company's bank operating loan and long term debt bear interest based on floating rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time, the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company's foreign exchange risk arises principally from the settlement of United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at June 30, 2010, the Company had contracted to purchase US$8.9 million at fixed exchange rates with terms not exceeding six months. The fair market values of the contracts were nominal.

Note 8 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 55% of the Company's outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	June 30 2010	June 30 2009
Cost of sales for the three months ended	1,582	771
Cost of sales for the six months ended	3,697	2,445
Inventory	3,631	3,920
Accounts payable and accrued liabilities	601	602

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three and six month period ended June 30, 2010, these costs totaled $181,000 and $425,000 (2009: $124,000 and $334,000).

Note 9 - Segmented reporting

The Company distributes oilfield products principally through its network of 49 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.